Exhibit 99.1

Kamada to Present Corporate Overview at the 2019 Cantor Global Healthcare
Conference

REHOVOT, Israel – September 24, 2019 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company, announced today that Amir London, Chief Executive Officer, will provide a corporate overview at the 2019 Cantor Global Healthcare Conference, being held October 2-4, 2019, in New York City. The presentation will take place on Friday, October 4, at 10:05 am ET.

A live webcast of Mr. London’s presentation will be available at: http://wsw.com/webcast/cantor7/kmda/

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com